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                              September 29, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed September 23,
2022
                                                            File No. 333-264073

       Dear Mr. Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

       Amendment No. 8 to Registration Statement on Form S-1 filed September 23, 2022

       Warrants to be Issued in This Offering
       Redemption, page 82

   1. We note your response to prior comment one and re-issue the comment in part. We note that the redemption of
warrants shall only be permitted if no Equity Conditions Failure exists as defined in
the Warrants, and the warrants may not be redeemed if the exercise would cause a holder of
Warrants to exceed the Redemption Limitation as defined in the
                                                        Warrants. Please revise
your registration statement to also describe the material terms of the "Equity Conditions
Failure" and "Redemption Limitation" conditions in
                                                        the prospectus.
 Kevin Britt
Elate Group, Inc.
September 29, 2022
Page 2

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Britt
                                                          Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                          Office of Energy &
Transportation
September 29, 2022 Page 2
cc:       Peter Hogan, Esq.
FirstName LastName